

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

Via E-mail
Min Li
Chief Financial Officer
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

> **Re: Gulf Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 1-34499**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1
Our Corporate History, page 1

1. We note your disclosure in the third paragraph on page two in which your state that your corporate structure is linear. Please tell us how you exercise effective control over your PRC operating subsidiaries in light of the restrictions on foreign investment in China. To the extent that you exercise control over your PRC operating subsidiaries through contractual arrangements, please include in future filings a separate section to describe your corporate structure. The disclosure should include a chart of your corporate structure and a description

of such contractual arrangements. Please show us what your disclosure will look like in future filings.

Segment disclosure page 6

2. We note that 28% of your net revenue is related to your chemical product segment, yet you do not disclose the tonnage of material sold. Please disclose the quantity of material sold for your chemical product segment.

Item 1A. Risk Factors, page 10
General

3. Please add a risk factor that includes the risks associated with the fact that you do not claim proven or probable reserves for your operations.

Conflicts, page 11

4. In future filings, please revise the heading for this risk factor so that it adequately describes the risk. In addition, please revise the risk factor disclosure to better explain the potential or actual conflicts of interest, providing sufficient detail so that investors can fully understand the risks or potential risks associated with these relationships. In your response to this comment, please show us what your revised disclosure will look like.

Risks Related to Doing Business in the People's Republic of China, page 12

5. In future filings, please include a risk factor that discloses the risks associated with your holding company structure and your resulting indirect ownership of your PRC operating subsidiaries.

6. In future filings, please disclose whether your industry is an industry in which foreign investment is restricted or forbidden by the PRC government. To the extent that you are engaged in a restricted industry, please include a risk factor to adequately describe the risk to your company.

7. We note that the PRC government exercises substantial control over virtually all sectors of China's economy through regulation and state ownership. In future filings, please include a risk factor that discusses how the PRC government exerts substantial influence over how you conduct your business activities.

8. We note your disclosure regarding the rates of inflation in the third paragraph under "Economic Reform Issues." In future filings, please revise the title of the risk factor to adequately describe the risk to your company as it relates to the economic reforms. Also, please create a separate risk factor to discuss how fluctuations in exchange rates could adversely affect your business and the value of your securities.

9. Please tell us what consideration you have given to discussing whether, and if so, how you are impacted by SAFE Circular 75. In future filings, to the extent applicable, please include a risk factor to discuss how your ability to comply with the PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject your PRC resident shareholders to personal liability, limit your ability to acquire PRC companies or to inject capital into your PRC subsidiaries, and limit their ability to distribute profits to you.

10. In future filings, please include a risk factor to disclose that you may be deemed as a "resident enterprise" of China under the Enterprise Income Tax Law and discuss the potential tax consequences such classification would cause to you and your non-PRC shareholders.

We may issue shares of our capital stock or debt securities . . . , page 16

11. We note your disclosure in the last paragraph regarding your significant indebtedness. Please tell us in detail your basis for this disclosure and provide us with a quantitative disclosure of your indebtedness as of the most practicable date. We note from you balance sheet that you have $14,035,830 in total liabilities, all of which are current liabilities.

Item 2. Properties, page 17

12. Please forward to our engineer, as supplemental information and not as part of your filing, a copy of your certificate of land use rights and your most recent mining permits pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. This information should include the original and an English translated version. If possible please provide this information on a CD, formatted as Adobe PDF files.

    If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

13. We note that you do not have proven or probable reserves. Please tell us how your management team has made the determination that your operations have a sufficient supply of natural brine water to sustain your operations in the future.

14. We note your table on page 23 that provides information regarding your bromine production at each factory for each of the last three years. Please provide a similar table for your crude salt and chemical product segments.

15. Please tell us how you track production throughout your operations. For example, tell us how you track the quantity of natural brine pumped to each of your factories. Include in your discussion the instruments you have in place to measure the quantities of each of your products produced in each business segment.

Item 6. Selected Financial Data, page 27

16. In future filings, please provide the disclosures required by Instruction 2 to Item 301 of Regulation S-K, or provide cross-references to disclosures located elsewhere.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Results of Operations, page 29

17. In future filings, please quantify the impact that foreign exchange rate variances had on net revenue and cost of net revenue for each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

18. In future filings, please provide a discussion and analysis of the impact inflation had on your results of operations for each period presented, including quantifying the impact. Please refer to Item 303(a)(3)(iv) of Regulation S-K and Section 501.08 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

19. Please quantify the impact the changes in selling prices of bromine and crude salt and changes in volume had on your consolidated and segment operating results (i.e., net revenues, cost of net revenues, gross profit, income from operations, et cetera) for each period presented. Please refer to Item 303(a)(3)(iii) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

20. We note your disclosure that the demand for bromine exceeds the current supply in China. We further note your discussion of utilization rates during your conference call with analysts for your first quarter of fiscal year 2011 results and in your operating results press releases. In future filings, please disclose or provide a cross reference to your disclosures on page 22 of the fiscal year 2010 Form 10-K for your utilization rates for each period presented. Please also provide investors with an analysis for variance between the periods presented and an explanation for why you are not operating at 100% capacity. Please ensure that your discussion and analysis explains the impact on net revenue and cost of net revenue, as well. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

21. We note that you made $36.1 million in capital expenditures for both the bromine and crude salt operations during fiscal year 2009, and that you made $19.5 million in capital

expenditures for the bromine operations and $13.7M in capital expenditures for the crude salt operations during fiscal year 2010. Based on your disclosures on page 9 of the fiscal year 2010 Form 10-K, the majority, if not all, of these capital expenditures expanded upon your production capacity. We further note your statements throughout the Form 10-K that demand far exceeds availability. As such, it is unclear why volume declined during fiscal year 2010 for the majority of your factories as compared to fiscal year 2009 volume. Please provide investors with a comprehensive explanation in future filings. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

22. In future filings, please disclose your market share percentage for the bromine and crude salt markets in China for each period presented. Please provide investors with a comprehensive explanation for the positive and negative changes in your market share. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

23. In future filings, please revise your disclosures for the changes in the supply of bromine and the changes in demand for bromine to provide investors with a more comprehensive analysis as it relates to net revenue and cost of net revenue. Areas that maybe included in a more comprehensive analysis include, but are not limited to, the following:
    - Changes in competitive factors
    - Newly discovered bromine reserves
    - New technology that decreases production costs
    - Changes related to bromine alternatives (e.g., phosphorus-based flame retardants and mineral-based flame retardants)
    - Changes in your customer base
    - Changes in your customers' purchasing habits, especially as it relates to your top three customers
    - Changes in the downstream product demand

    Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

24. In future filings, please also provide investors with a more comprehensive explanation for the significant increase in the sales volume for crude salts during fiscal year 2009. In this regard, we note that you sold 356,839 tons of crude salt during fiscal year 2009, as compared to 66,500 tons during fiscal year 2008. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

25. We note the risk factor you include on page 14 of the fiscal year 2010 Form 10-K regarding the price volatility for the sale of bromine. Please include a discussion and analysis of the impact on your sales prices, volumes, and production costs each of the factors you list within this risk factor for each period presented in future filings. Please provide us with the

disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

26. Similar to your disclosures for the material changes in the selling price of bromine, please provide investors with a comprehensive explanation of the material factors that impact the supply and demand of crude salt and thereby impacting the material changes in the selling prices and volumes sold of crude salt in future filings. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

27. We note that the chemical products segment represents 27-33% of net revenue and 17-28% of income from operations for the three fiscal years presented. Considering the materiality of this segment to your consolidated results, please provide investors with a more comprehensive analysis of the underlying chemicals that are impacting net revenue and income from operations in future filings. For example, please quantify the impact the strong demand for environmentally friendly oil and gas exploration chemicals and agricultural intermediaries had on net revenue and income from operations, including the specific impact demand had (e.g., increase in selling prices, increase in demand, et cetera). Please ensure that you provide investors with an explanation for each of the factors. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

28. In future filings, please provide investors with a more comprehensive discussion and analysis of the cost of net revenue and/or gross profit margin, considering the significant increases in your gross profit margins for the periods presented. For example, if raw material costs represent the most significant cost, please provide investors with an analysis of the changes in the price of the more significant raw materials used and provide an explanation of the material factors that impact the price of these raw materials. In addition, please disclose the production cost per ton of bromine and the production cost per ton of crude salt to allow investors to better understand the fluctuations in the cost of net revenue for each of these segments. In this regard, it appears as though the margins for your bromine and crude salt segments are significantly greater than your chemical products segment. As such, it may be beneficial for an investor's understanding of the changes in cost of net revenue and gross profit margins to provide a separate analysis for each of your three reportable segments. Please refer to Items 303(a) and 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Liquidity and Capital Resources, page 34

29. We note on page F-11 that none of your cash and cash equivalents maintained with financial institutions in the PRC are covered by insurance or otherwise protected. For us to fully

understand the basis for your representation that your available funds and cash flows generated from operations will be sufficient to meet your anticipated ongoing operating needs for the next 12 months, please give us a list of the bank deposits that comprise the $68.5 million December 31, 2010 cash balance. For each deposit, please identify the bank and quantify the dollar amount. Deposits with multiple branches and/or subsidiaries of the same bank may be aggregated.

30. We note that your accounts receivable balance has increased as of December 31, 2010 and March 31, 2011, at a greater pace than the increase in net revenues for the corresponding periods. As accounts receivable is a material component of total current assets, please provide investors with a comprehensive analysis for the material factors resulting in the significant increase in your accounts receivable balance. As part of this analysis, please provide investors with an understanding of the aging of your accounts receivable (i.e., gross amounts outstanding for less than three months, for three-six months, for six-nine months, and greater than nine months). Please also include an explanation of the circumstances surrounding any material gross balances over three months old. This disclosure will allow investors to understand the adequacy of your loss allowance. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 of Item 303(a) of Regulation S-K, and Section 501.12.b.3 of the Financial Reporting Codification for guidance. Please provide the disclosures you would have included in your March 31, 2010 Form 10-Q and will provide in your next periodic report.

31. The 44% increase in your accounts receivable balance as of December 31, 2010, is materially disproportionate with the 10% increase in aggregate accounts payable and accrued expenses balance. Please describe for us the extent to which you have any ability to mitigate the adverse liquidity impact of the delays in customer payments by effectively delaying your payments to suppliers. This information should also be disclosed in your future filings pursuant to Item 303(a)(1) of Regulation S-K, Instruction 5 of Item 303(a) of Regulation S-K, and Section 501.13.b.1 of the Financial Reporting Codification.

32. We note that inventories significantly increased as of December 31, 2010, in comparison to December 31, 2009. In future filings, please provide investors with an understanding for the increase, and your expectations for the inventories balance going forward. As part of your analysis, please include the inventory turnover ratio or other measure used by management to monitor inventories. Further, we note that the increase primarily relates to finished goods. Considering your statements throughout the Form 10-K that demand exceeds supply, please provide a comprehensive explanation as to why you had a significant amount of finished inventory on hand. In this regard, we note that this trend continued as of March 31, 2011. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 of Item 303(a) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

33. In future filings, please provide investors with an understanding of what the capital expenditures made during the period are considering the materiality to your cash flows.

Please also disclose the amount of anticipated capital expenditures for the next fiscal year, including an explanation of the nature of the anticipated capital expenditures. Please refer to Item 303(a)(2) of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Critical Accounting Policies and Estimates, page 35

34. The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. In future filings, please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Please ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please provide investors with quantified information to the extent meaningful and available.

Item 8. Financial Statements and Supplementary Data, page 38

35. In future filings, please include gross profit in accordance with Item 302(A)(1) of Regulation S-K. Please also include disclosures for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. In this regard, we note that the operating income margin recognized for the fourth quarter of fiscal year 2010 significantly exceeds the gross margin recognized for the fourth quarter of fiscal year 2009. Refer to Item 302(A)(3) of Regulation S-K for guidance.

Consolidated Statements of Cash Flows, page F-8

36. It appears from the title of your line item, allowance/(reversal of allowance) for obsolete and slow-moving inventories, that you reversed a previously recognized adjustment to your inventories during fiscal year 2009. Please provide us with a comprehensive explanation as to what the $9.2 million adjustment recognized during fiscal year 2009 represents. Please refer to ASC 330-10-S99-2 (SAB Topic 5:BB) for guidance.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-10
(e) Cash and Cash Equivalents, page F-11

37. In future filings, please revise your accounting policy for cash equivalents to clarify that these investments have original maturities of three months or less, if correct. If this is not correct, please provide us with a comprehensive explanation as to how you determined investments that do not have original maturities of three months or less meet the definition of cash equivalents. Please refer to ASC 305-10-20 for guidance.

(i) Property, Plant and Equipment, page F-12

38. We note that you amortize your mineral rights over the shorter of the lease term or the equivalent term under the units of production method. Please define the unit you are using to depreciate these assets in the unit of production method. Please refer to ASC 930-360 for guidance.

(k) Recoverability of Long Lived Assets, page F-12

39. Please revise your accounting policy to provide investors with a more comprehensive explanation as to your process for reviewing your long lived assets for impairment and the level at which you assess your long lived assets for impairment. Your accounting policy should explain the events or changes in circumstances that would result in your further assessing your long-lived assets for potential impairment, the next step in the evaluation process if an event or change in circumstance does indicate a potential impairment (i.e., recoverability evaluation), and how you measure an impairment loss in the event that the recoverability evaluation indicates that the carrying value is not recoverable based on undiscounted cash flows. Please refer to ASC 360-10-35 and ASC 930-360-35 for guidance.

(n) Reporting Currency and Translation, page F-12

40. Please disclose and tell us the functional currency of the Gulf Resources, Inc., the parent company, in addition to the two operating subsidiaries in future filings.

Note 2 – Assets Acquisitions, page F-15

41. We note that your acquisition of assets on January 7, 2009 and September 7, 2009 included the issuance of common stock in addition to cash. For the January 7, 2009 transaction, we note that you estimated the fair value of the shares of your common stock to be $1.64 per share. For the September 7, 2009 transaction, we note that you estimated the fair value of the shares of your common stock to be $5.12 per share. We further note that these per share prices significantly exceeded the closing price of your shares of common stock on the corresponding day. Finally, we note that the per share price of your common stock on January 7, 2009 was significantly less than the per share price of the shares of your common stock issued in connection with the settlement of $21.3 million in debt obligations on January

24, 2009, in which you did not recognize a gain on extinguishment. Please provide us with a comprehensive explanation as to how you determined the estimated fair value of your shares of common stock for these two asset acquisition transactions in light of the trading price of your shares of common stock on the respective dates.

Note 5 – Property, Plant and Equipment, net, page F-17

42. Considering the significance of these assets to your consolidated balance sheets and statements of income, please quantify the repairs and maintenance costs expensed during each period presented. This additional disclosure will allow investors to better understand the magnitude of all costs related to maintaining the functionality of your assets.

Note 12 – Stock-Based Compensation, page F-19

43. We note that you have issued warrants to non-employees and stock options to employees during each of the three fiscal years presented. Please confirm to us that the warrants issued have fixed exercise prices. Based on the values assigned to each of the grants during fiscal years 2008 and 2009, it does not appear as though you used the current trading prices of your shares of common stock to estimate the values. Please provide us with a comprehensive explanation as to what the per share price was that you included in the Black-Scholes option pricing model and how you estimated these per share prices.

Note 22 – Subsequent Events, page F-26

44. We note your statement that there were no material subsequent events since December 31, 2010, that require disclosure. However, we note that you provided investors with a list of subsequent events that occurred subsequent to December 31, 2010, but prior to the filing of your Form 10-K in Exhibit 99.1 to your Form 8-K filed on March 17, 2011. Please confirm that you will provide investors the required disclosures in your future periodic reports, as required.

Item 9A. Controls and Procedures, page 39

45. We note that in the last sentence you have qualified management's conclusion with the phrase "in timely alerting it to material information to be disclosed in its periodic reports under the Exchange Act." We also note your disclosure that your disclosure controls and procedures can provide only reasonable assurance. Please provide us with the conclusions of your principal executive and principal financial officers, without impermissible qualifying language, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act), at the reasonable assurance level, as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. In future filings, please prepare your disclosure accordingly.

46. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- How do you evaluate and assess internal control over financial reporting?

  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

  If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

  If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  o what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  o what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  o the nature of his or her contractual or other relationship to you;
  o whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  o about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

> If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
> - the name and address of the accounting firm or organization;
> - the qualifications of their employees who perform the services for your company;
> - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
> - how many hours they spent last year performing these services for you; and
> - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.
>
> If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
> - why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
> - how many hours they spent last year performing these services for you; and
> - the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- Do you have an audit committee financial expert?

  Please identify for us and disclose in future filings the audit committee financial expert, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Item 15. Exhibits and Financial Statement Schedules, page 41

47. Please tell us your consideration for not providing the Schedule I financial statements based on the guidance in Article 5-04 of Regulation S-X. If you determine that you are required to provide the Schedule I financial statements, please amend your Form 10-K to provide the schedule. Please refer to Article 12-04 of Regulation S-X for additional guidance on preparing the schedule. When amending the Form 10-K, please include an explanatory paragraph at the beginning of the document and provide updated certifications that reference the amendment Form 10-K.

Exhibit 31.1 and Exhibit 31.2

48. We note that the identification of the certifying individual at the beginning of each certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individuals. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include the individual's title. We also note

that your certifications here and as filed with your Form 10-Q for the quarter ended March 31, 2011 alter the language in paragraph 4(d). Please use the exact form of the certification specified in Item 601(b)(31) of Regulation S-K. Generally, the only text within the form of the certification that may be changed is text that is contained within brackets in the form.

Definitive Proxy Statement on Schedule 14A

Nominees of the Board of Directors, page 5

49. In future filings, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e)(1) of Regulation S-K.

50. In future filings, please revise your disclosure of Mr. Liu's business background to set forth only his business background experience. In this regard, we note your reference to Mr. Yang's employment from 1992 to 1995 and 1998 to 1992. Please clarify to us whether this disclosure pertains to Mr. Yang or Mr. Liu.

Executive Compensation, page 10
Compensation Discussion and Analysis, page 10
Compensation Philosophy and Objectives, page 10

51. We note your disclosure that your executives' overall compensation is tied to your financial and operational performance, as measured by revenues and net income, and achievement of strategic goals. In future filings, please include quantitative disclosure of any revenue and net income corporate performance targets you used and discuss how achievement or non-achievement of those targets impacted the compensation awarded to each of your named executive officers.

52. We note your disclosure that you use competitive market data to determine each executive's total compensation. In future filings, please disclose whether you engage in any benchmarking of total compensation or any material element of compensation, identifying the benchmark and, if applicable, its components. See Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Our Executive Compensation Programs, page 11
Base Salary, page 11

53. We note your disclosure that the Compensation Committee may adjust base salaries annually as needed. Your Summary Compensation Table disclosure shows that the base salary of your Chief Financial Officer increased significantly on a percentage basis (by approximately 65%). With a view towards future disclosure, please tell us to the reason for this increase.

Equity Incentive Compensation, page 11

54. In future filings, please describe the elements of individual performance or individual contribution the Compensation Committee considered in determining the amount of stock options to award to each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 12

55. Please tell us why you included Ming Yang in the table. We note based on your disclosures that Mr. Yang does not appear to have been an executive officer during 2010. Please refer to Item 402(a)(3) of regulation S-K.

56. We note your disclosure that you provide unlimited reimbursement of any out-of-pocket expenses incurred by your named executive officers in connection with company activities. Please tell us your consideration of additional disclosure pursuant to Item 402(c)(2)(ix)(A) of Regulation S-K.

57. With a view towards future disclosure, please clarify for us whether you computed the aggregate grant date fair value for the reported option awards in accordance with FASB ASC Topic 718. Please see Item 402(c)(2)(vi) of Regulation S-K.

Compensation of Directors, page 15

58. With a view towards future disclosure, please clarify for us whether you computed the aggregate grant date fair value for the reported option awards in accordance with FASB ASC Topic 718. Please see Item 402 (k)(2)(iii) of Regulation S-K.

Certain Relationships and Related Transactions, page 16

59. In future filings, please disclosure whether your policy is in writing, and if not, how your policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

60. Your Item 9A Form 10-K disclosure indicates that your auditor discovered that the transaction disclosed in this section was a related party transaction. Please note that you are required to identify any transaction that either did not require review, approval or ratification or where your policies and procedures were not followed. You have not stated that the listed related party transaction was not conducted in accordance with your policies and procedures. Please comply with Item 404(b)(2) of Regulation S-K in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Note 11 – Stock-Based Compensation, page 12

61. We note your disclosure of the assumptions used in the Black-Scholes option pricing model to estimate the warrants and stock options granted during the first quarter of fiscal year 2011. Specifically, we note that the volatility assumption varies significantly for these grants. For example, the warrants issued in February 2011 had an assumed volatility of 193.42%; whereas, the options granted to an independent director in early March 2011 had an assumed volatility of 64.5% as compared to options granted to executive officers late in March had an assumed volatility ranging from 77.22% to 94.36%. Please provide us with a comprehensive explanation for the variations in the assumed volatility rate for each grant during the first quarter of fiscal year 2011. Please also quantify us the impact had you used similar volatility rates for each of the grant dates using the range of actual volatility rates used in the Black-Scholes option pricing models.

Note 19 – Contingency, page 17

62. We note your statement, "the Company's management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter." Please note that a statement that you are unable to estimate the ultimate outcome does not sufficiently address your disclosure requirement, as the amount to be disclosed is a best estimate based on the available information prior to releasing your consolidated financial statements rather than an ultimate or known amount. To the extent that you continue to be unable to provide a reasonable estimate of the reasonably possible loss in excess of accrual, please clarify that you are unable to estimate this amount rather than the ultimate outcome. Please refer to ASC 450-20-50-4 and Question 2 to ASC 450-20-S99-1 for guidance.

Item 4. Controls and Procedures, page 24

63. Based on your disclosure, it appears that management's based its conclusion as to the ineffectiveness of your disclosure controls and procedures as of March 31, 2011 on the evaluation conducted by management for the period ended December 31, 2010, and it is unclear whether management conducted an evaluation for the quarter ended March 31, 2011. Please note that management is required to evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter. Please refer to Item 307 of Regulation S-K and Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended. Please tell us whether management evaluated the effectiveness of your disclosure controls and procedures as of March 31, 2011. If such an evaluation occurred, please amend your March 31, 2011 quarterly report to provide the disclosure required by Item 307 of Regulation S-K. In addition, in your disclosure please address whether the material weakness still exists and any actions to you have actually taken to date to correct the material weakness. Finally,

we note your disclosure that your internal controls over financial reporting did not change during the quarter ended March 31, 2011. In reaching this conclusion, please tell us what consideration to gave t any changes that may have been implemented to address your material weakness. To the extent that such changes occurred, please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief